Mail Stop 3561

									June 23, 2005



Mr. James L. Schaeffer
Chief Executive Officer
Polymer Group, Inc.
4055 Faber Place, Suite 201
North Charleston, SC 29405

      RE:	Polymer Group, Inc.
      Form 10-K for Fiscal Year Ended January 1, 2005
      Form 10-Q for Fiscal Quarter Ended April 2, 2005
      Filed March 29, 2005 and May 16, 2005
      File No. 1-14330

Dear Mr. Schaeffer:

	We have reviewed the responses in your letter dated June 10, 2005 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended January 1, 2005

Note 11. Debt, page 61

1. We have reviewed your response to comment 13 in our letter dated
May 18, 2005 and still do not believe it is clear why there was no gain or loss recognition on the exchange of the Series A convertible pay-in-kind preferred shares for the outstanding Junior notes. In this regard, it appears to us that the preferred shares issued in the exchange were more valuable to the holders than the Junior notes.
In
particular, while both the Junior notes and the preferred shares were
convertible into common stock at the same rate as of the exchange date, we note that the preferred shares accrue dividends (which accrued amount is convertible into additional common shares) at 16%, whereas the notes only accrued interest at 10%. Please provide us additional support for your position that this exchange should not result in gain or loss recognition. Tell us the amount you would have had to pay in cash, as of the date of the exchange, to extinguish the Junior notes and why you believe this value is not representative of the fair value of the convertible preferred shares issued.  Finally, please tell us how, after the exchange
accounting,
you determined the intrinsic value of the conversion option in the new equity instrument. In this regard, we note that the conversion option appears to have been in-the-money on the date of the
exchange.
Ensure your response addresses the applicability of APB 26 and
SFAS
84 to this transaction.  Also tell us how you considered paragraph
12
of EITF 98-5, Issues 11, 12(a), and 12(b) of EITF 00-27, and other applicable guidance in determining the appropriate accounting for the exchange.

Note 19. Foreign Currency and Other, page 79

2. We have reviewed your response to comment 16 in our letter dated
May 18, 2005 and do not believe you have adequately supported your position that foreign currency transaction income and losses are properly excluded from operating income. In particular, we note that unless Rule 5-03.7 of Regulation S-X expressly permits classification of an item as non-operating, the presumption is that the item should be classified as an operating item. Thus, absent compelling evidence that income and losses on your foreign currency transactions are unrelated to transactions made during the ordinary course of your operations, we believe that the gains and losses should be classified in operating income. Based on the information you have provided, it appears that the underlying transactions which generate your foreign currency transaction income and losses are transactions entered during the ordinary course of your operations, for example, in buying and selling products. If you continue to believe that your current income statement classification is appropriate, please advise us in detail as to the basis for your position. Otherwise please tell us how you intend to revise your filings accordingly.


		As appropriate, please respond to these comments within
10
business days or tell us when you will provide us with a response. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.




   		You may contact Andrew Blume at (202) 551-3254 or, in his absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3843 with any other questions.

								Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief


Mr. James L. Schaeffer
Polymer Group, Inc.
June 23, 2005
Page 1